Exhibit 99.1

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
c/o Starboard Value LP
777 Third Avenue, 18th Floor
New York, New York 10017

August 3, 2015

MAST Capital Management, LLC
200 Clarendon Street, 51st Floor
Boston, MA 02116

Re:           Shares of Common Stock of Unwired Planet, Inc.

Dear Sirs:

This letter is being delivered in connection with the purchase from Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, and Starboard Value LP on behalf of the managed account (collectively, the “Seller”) by MAST Capital Management, LLC, on behalf of one or more funds under its management (collectively, the “Purchaser”), of 9,000,000 shares of common stock (the “Securities”) of Unwired Planet, Inc. (the “Company”) at a purchase price of $0.80 per share.

1.           Seller acknowledges that Purchaser (a) now possesses and may hereafter possess certain non-public information concerning the Company and its affiliates and/or the Securities that may or may not be known by Seller (the “Non-Public Information”) which may constitute material information with respect to the foregoing, and (b) is relying on this letter and would not enter into a transaction to purchase the Securities from Seller absent this letter.  Seller agrees to sell the Seller's Securities to Purchaser notwithstanding that it is aware that the Non-Public Information exists and that Purchaser has not disclosed any Non-Public Information to it.  Seller acknowledges that it is a sophisticated seller with respect to the purchase and sale of Securities such as the Securities and that Purchaser has no obligations to Seller to disclose such Non-Public Information. Additionally, Seller acknowledges that it has adequate information concerning the Securities, and the business and financial condition of the Company and its affiliates, to make an informed decision regarding the sale of the Securities, and has independently and without reliance upon the Purchaser, and based upon such information as the Seller has deemed appropriate, made its own analysis and decision to sell the Securities to Purchaser.

2.           Purchaser acknowledges that (a) it now possesses and may hereafter possess the Non-Public Information which may constitute material information with respect to the purchase of the Securities, and (b) Seller is relying on this letter and would not enter into a transaction to sell the Securities to Purchaser absent this letter.  Purchaser agrees to purchase the Seller's Securities from Seller notwithstanding that it is aware that the Non-Public Information exists and that Seller may not have received any or all Non-Public Information from Purchaser.  Purchaser acknowledges that it is a sophisticated buyer with respect to the purchase and sale of Securities such as the Securities and that it is legally entitled to purchase the Securities and is not subject to any contractual or other limitations in connection with the Non-Public Information or otherwise. Additionally, Purchaser acknowledges that it has adequate information concerning the Securities, and the business and financial condition of the Company and its affiliates, to make an informed decision regarding the purchase of the Securities, and has independently and without reliance upon the Seller, and based upon such information as the Purchaser has deemed appropriate, made its own analysis and decision to purchase the Securities from the Seller.

3.           Seller does for itself and its respective successors and/or assigns, hereby irrevocably forever releases, discharges and waives any and all claims, rights, causes of action, suits, obligations, debts, demands, liabilities, controversies, costs, expenses, fees, or damages of any kind (including, but not limited to, any and all claims alleging violations of federal or state securities laws, common-law fraud or deceit, breach of fiduciary duty, negligence or otherwise), whether directly, derivatively, representatively or in any other capacity, against the Company or the Purchaser or any of their respective affiliates, including, without limitation, any and all of their present and/or past directors, officers, members, partners, employees, fiduciaries, agents or accounts under management, and their respective successors and assigns, arising on or prior to the date hereof, which are based upon, arise from or in any way relate to or involve, directly or indirectly, Purchaser’s failure to disclose all or any portion of the Non-Public Information to the Seller in connection with the transfer of the Securities by Seller to Purchaser.

4.           Purchaser does for itself and its respective successors and/or assigns, hereby irrevocably forever releases, discharges and waives any and all claims, rights, causes of action, suits, obligations, debts, demands, liabilities, controversies, costs, expenses, fees, or damages of any kind (including, but not limited to, any and all claims alleging violations of federal or state securities laws, common-law fraud or deceit, breach of fiduciary duty, negligence or otherwise), whether directly, derivatively, representatively or in any other capacity, against the Seller or any of their affiliates, including, without limitation, any and all of their present and/or past directors, officers, members, partners, employees, fiduciaries, agents or accounts under management, and their respective successors and assigns, arising on or prior to the date hereof, which are based upon, arise from or in any way relate to or involve, directly or indirectly, Purchaser’s failure to disclose any contractual or other limitations in connection with the Non-Public Information or otherwise that would prohibit or otherwise prevent Purchaser from purchasing the Securities from Seller.

5.           Each of Seller and Purchaser agrees that this letter, including, without limitation, the representations, warranties, agreements, waivers, releases, acceptances and acknowledgments contained herein, shall be binding upon and inure to the benefit of Purchaser and the Seller and their respective successors and assigns, and shall survive the execution and delivery of this letter and the consummation of the sale of Seller's Securities to Purchaser.  Each of Seller and Purchaser acknowledge that the Company is a third party beneficiary of this letter.

6.           This letter agreement constitutes the entire agreement between the parties, supersedes any prior agreements and understandings, written or oral, between the parties with respect to the subject matter of the agreement, and contains the only representations or warranties on which the parties are entitled to rely.

7.           This letter may be executed in counterparts.

8.           This letter shall be construed in accordance with the laws of the State of New York and the parties agree to and accept the jurisdiction of the courts of appropriate jurisdiction sitting in the Borough of Manhattan, City of New York, New York with respect to any action relating to this letter.

SELLER:

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD By: Starboard Value LP, its investment manager	STARBOARD VALUE AND OPPORTUNITY C LP By: Starboard Value R LP its general partner

STARBOARD VALUE AND OPPORTUNITY S LLC By: Starboard Value LP, its manager	STARBOARD VALUE LP, ON BEHALF OF THE MANAGED ACCOUNT By: Starboard Value GP LLC, its general partner

By:	/s/ Peter A. Feld
	Name:	Peter A. Feld
	Title:	Authorized Signatory

ACKNOWLEDGED AND AGREED
AS OF THE DATE FIRST WRITTEN ABOVE:

PURCHASER:

MAST CAPITAL MANAGEMENT, LLC,
on behalf of certain funds under its management

By:	/s/ Adam Kleinman
Name: Adam Kleinman
Title: Authorized Signatory